Exhibit 12

MILLENNIUM CHEMICALS INC.

STATEMENT SETTING FORTH DETAIL FOR COMPUTATION OF

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
Millions of dollars, except ratio data	2006	2005	2004	2003	2002
Income (loss) from continuing operations before income taxes	$140	$95	$2	$(197)	$(403)
Deduct income (loss) from equity investments	181	221	81	(100)	(73)
Add distributions of earnings from equity investments	170	214	81	- -	- -

Earnings adjusted for equity investments	129	88	2	(97)	(330)

Fixed charges:
Interest expense, gross	78	130	106	98	90
Portion of rentals representative of interest	9	8	8	7	7

Total fixed charges before capitalized interest	87	138	114	105	97
Capitalized interest	- -	- -	- -	- -	- -

Total fixed charges including capitalized interest	87	138	114	105	97

Earnings (losses)	$216	$226	$116	$8	$(233)

Ratio of earnings (losses) to fixed charges (a)	2.5	1.6	1.0	0.1	- -

(a)	In 2002, earnings were insufficient to cover fixed charges by $330 million.